[VAXGEN, INC. LETTERHEAD]


November 19, 2007


VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:        Jeffrey P. Riedler, Assistant Director
                  Gregory S. Belliston, Division of Corporation Finance

Re:      VaxGen, Inc.
         Schedule 14A
         Filed on November 9, 2007
         File Number 0-26483

Gentlemen:

      Pursuant to the Securities and Exchange Commission's (the "Commission") letter dated November 15, 2007 regarding the above referenced preliminary proxy statement on Schedule 14A (the "filing"), the undersigned registrant acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VAXGEN, INC.


By:        /s/ Matthew J. Pfeffer
         -----------------------------------------------------------------------
         Matthew J. Pfeffer
         Senior Vice President, Finance and Administration and
         Chief Financial Officer



cc:      Laura A. Berezin, Esq.
         Michael E. Tenta, Esq.

[COOLEY GODWARD KRONISH LLP LETTERHEAD]


LAURA A. BERZIN                                          VIA EDGAR AND FACSIMILE
(650) 843-5128
berezinla@cooley.com
--------------------------------------------------------------------------------




November 19, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention:  Jeffrey P. Riedler, Assistant Director
            Gregory S. Belliston, Division of Corporation Finance


RE:   VaxGen, Inc.
      Schedule 14A
      Filed on November 9, 2007
      File Number 0-26483


Gentlemen:

We are submitting this letter on behalf of VaxGen, Inc. (the "Company") in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission by letter dated November 15, 2007 (the "Comment Letter") with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A (the "Annual Meeting Proxy Statement"). We have incorporated the text of the Staff comment from the Comment Letter into this response letter for convenience.

Proposal 2, page 17

1. We note the company is seeking approval for a reverse stock split, but the number of authorized shares will not change. Please state whether or not the company currently has any plans to issue any of the shares that will become available as a result of the reverse stock split. If it does, please describe the plans to the extent they have been determined, quantifying the approximate number of shares associated with each such plan.

Response:

Merger with Raven biotechnologies, inc.

Further to the phone conversation between our firm and Mr. Belliston on November 16, 2007, the Company supplementally advises the Staff that on November 12, 2007, it entered into an Agreement and Plan of Merger (the "Merger Agreement") with Raven biotechnologies, inc. ("Raven") and two wholly-owned subsidiaries of the Company, TLW Merger Sub, Inc. and TLW, LLC. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will issue, and holders of Raven Series D Preferred Stock will receive shares of


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COOLEY GODWARD KRONISH LLP
--------------------------------------------------------------------------------

United States Securities and Exchange
Commission
November 19, 2007
Page Two

common stock of the Company, such that following the consummation of the transactions contemplated by the Merger Agreement, current stockholders of the Company are expected to own approximately 50.9% of the combined company and current Raven Series D preferred stockholders are expected to own approximately 49.1% of the combined company. The Company estimates that it would issue an aggregate of approximately 32.0 million shares of its common stock (on a pre-split basis) to Raven Series D preferred stockholders upon the consummation of the contemplated merger transaction.

On November 13, 2007, the Company filed a Current Report on Form 8-K describing the material terms of the Merger Agreement. The Company is currently preparing a combined registration statement and proxy statement on Form S-4 (the "Merger S-4") in connection with the registration of shares of the Company's common stock to be issued in the contemplated Raven merger transaction and the solicitation of proxies from the Company's stockholders with respect thereto. The Company intends to call a special meeting of the Company's stockholders to consider and vote on a proposal to approve the issuance of shares of VaxGen common stock in connection with the proposed Raven merger transaction (the "Special Meeting").

Pursuant to the Annual Meeting Proxy Statement and accompanying Notice of Annual Meeting, the Company intends to call an annual meeting of stockholders for December 27, 2007, in advance of the planned Special Meeting. The Company elected to hold an annual meeting in advance of the planned Special Meeting, rather than combining the business of the annual meeting with the business of the Special Meeting, for a number of reasons, including the following:

    o In 2004, the Company determined that it would be required to reaudit and restate its financial results from the 2001, 2002 and 2003 fiscal years, and as a result fell behind in its reporting obligations pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended. The Company did not regain currency with these reporting obligations until October 4, 2007. As a result of its delinquent periodic reports and the Company's inability to deliver an annual report to its stockholders, the Company has not held an annual meeting of stockholders since 2004.

        In the interests of good corporate governance, and in order to comply with the annual meeting requirements of the Delaware General Corporation Law under which it is incorporated, the Company desires to hold an annual meeting as soon as practicable, rather than delaying annual meeting business until the Special Meeting, which it does not expect to occur until late in the first quarter of 2008 or the second quarter of 2008.

    o A closing condition to the contemplated merger is relisting or listing, as the case may be, of the Company's common stock on NASDAQ or another approved securities exchange. As a condition of initial listing or relisting, securities exchanges require minimum trading prices for shares of stock subject to the listing application. In order to comply with this listing requirement, the Company believes it must first effect one of the reverse stock splits described in Proposal 2 of its Annual Meeting Proxy Statement.


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COOLEY GODWARD KRONISH LLP
--------------------------------------------------------------------------------

United States Securities and Exchange
Commission
November 19, 2007
Page Three

        This is summarized on page 18 of the Annual Meeting Proxy Statement. The Company desires to be in a position to initiate its relisting application in advance of the Special Meeting, and, consistent with this timing objective, elected to request stockholder approval for a reverse split at its December 27, 2007 annual meeting of stockholders rather than delaying until the Special Meeting.

As the stockholders of the Company will be afforded an opportunity to approve or disapprove of the issuance of shares in connection with the proposed Raven merger transaction at the Special Meeting, and as a combined registration statement and proxy statement on Form S-4 will describe the proposed merger transaction in detail, the Company respectfully submits that detailed disclosure regarding the contemplated Raven merger transaction in the Annual Meeting Proxy Statement is unnecessary and would unduly delay (a) the first annual meeting the Company has been able to hold since 2004 and (b) the Company's application for relisting on NASDAQ or another approved exchange.

Contemplated Equity Incentive Plan

The Company contemplates adopting an equity incentive plan providing for the award of stock options, restricted stock and other types of equity incentives to its employees, consultants, officers and directors, to replace its existing stock option plans. The proposed equity incentive plan has not been finalized, but if approved by the board of directors and the stockholders of the Company, would set aside a new reserve of shares of common stock (in addition to amounts previously approved under old stock option plans) from which awards under the plan could be made. The number of shares to be subject to the new equity incentive plan, if any, has not yet been determined. The Company anticipates describing the contemplated new equity incentive plan as a proposal in the Merger S-4, and requesting stockholder approval of it at the Special Meeting.

Proposed Revisions to Annual Meeting Proxy Statement

In response to the Staff's comment, the Company proposes to add the following disclosure as a new section under the heading "Purpose" on page 18 of the Annual Meeting Proxy Statement, with appropriate changes to the introductory first paragraph of that page:

        "Increase in Number of Authorized but Unissued Shares. The number of authorized shares of common stock would not be effected by the reverse stock split. The Company would continue to have 65 million authorized shares of common stock, and 20 million authorized shares of preferred stock. Based on shares outstanding as of November 8, 2007, in the event of a reverse stock split at a 4:1, 5:1 or 6:1 ratio, the number of shares of the Company's common stock issued and outstanding would be reduced from approximately 33.1 million shares to 8.3 million, 6.6 million or 5.5 million, respectively. Therefore, as a result of the reverse stock split the number of authorized but unissued shares of common stock of the Company would increase by up to approximately 27.6 million.



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COOLEY GODWARD KRONISH LLP
--------------------------------------------------------------------------------

United States Securities and Exchange
Commission
November 19, 2007
Page Four

        On November 13, 2007, the Company announced that on November 12, 2007, it entered into an Agreement and Plan of Merger with Raven biotechnologies, inc., or Raven, and two wholly-owned subsidiaries of the Company, TLW Merger Sub, Inc. and TLW, LLC. Upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, the Company will issue, and holders of Raven Series D Preferred Stock will receive shares of common stock of the Company, such that following the consummation of the transactions contemplated by the Merger
        Agreement, current stockholders of the Company are expected to own approximately 50.9% of the combined company and current Raven Series D preferred stockholders are expected to own approximately 49.1% of the combined company. The Company expects that it would issue an aggregate of approximately 32.0 million shares of its common stock (on a pre-split basis) upon the consummation of the contemplated merger with Raven.

        On November 13, 2007, the Company filed a Current Report on Form 8-K describing the material terms of this Agreement and Plan of Merger. The Company is currently preparing a combined registration statement and proxy statement on Form S-4 in connection with the registration of shares of the Company's common stock to be issued in the proposed merger with Raven and the solicitation of proxies from the Company's stockholders with respect thereto. The Company intends to call a separate special meeting of the Company's stockholders in the first half of 2008 to consider and vote on a proposal to approve the issuance of shares of VaxGen common stock in connection with Raven merger.

        In addition, the Company is considering the adoption of a new equity incentive plan providing for the award of stock options, restricted stock and other types of equity incentives to its employees, consultants, officers and directors, to replace its existing stock option plans. The number of shares to be subject to the new equity incentive plan, if any, has not yet been determined. If approved by the board of directors, the Company would seek approval of the proposed new equity incentive plan by the stockholders of the company, either at the special meeting of stockholders expected to be called in connection with the proposed Raven merger, or at another future meeting of VaxGen stockholders."

  Company Acknowledgement

Enclosed herewith please find the requested Company acknowledgement.

                                        **********

The Company respectfully requests the Staff's assistance in completing the review of the Annual Meeting Proxy Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or



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COOLEY GODWARD KRONISH LLP
--------------------------------------------------------------------------------

United States Securities and Exchange
Commission
November 19, 2007
Page Five

requests regarding this response letter to the undersigned at (650) 843-5128 or to Michael Tenta at (650) 843-5636.

Sincerely,

/s/ Laura  A. Berezin

Laura  A. Berezin



cc:   Mr. James P. Panek
      Matthew J. Pfeffer
      Michael E. Tenta, Esq.


682282 v1/HN



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